Michael J. Minahan 617.570.1021 mminahan@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

February 5, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Lyn Shenk, Branch Chief
Office of Transportation and Leisure

Re:	Yatra Online, Inc.
Form 20-F for Fiscal Year Ended March 31, 2017
Filed June 30, 2017
File No. 001-37968

Dear Mr. Shenk:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company” or “Yatra”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2017 filed on June 30, 2017 (“20-F”), as set forth in the Staff’s letter dated January 17, 2018 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the 20-F.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Item 5. Operating and Financial Review and Prospects

Certain Non-IFRS Measures, page 73

1.                                      On page 75 you reconcile “adjusted EBITDA” to “results from operations.” However, it appears the reconciliation should be to “loss for the period” pursuant to Question 103.02 of the C&DI. Please revise your Form 20-F presenting periodic results accordingly.

RESPONSE:  In response to the Staff’s comment, Yatra has revised the reconciliation referenced by the Staff by replacing the table that appears on page 75 of the Company’s 20-F and reconciles the Company’s results from operating activities (an IFRS measure) to Adjusted EBITDA (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss)	Fiscal Year ended March 31,
(Amount in thousands)	2017	2016	2015

Results from operations as per IFRS*(before exceptional items)	(1,863,415)	(1,204,917)	(985,463)
Depreciation and amortization	275,587	233,703	208,939
EBITDA	(1,587,828)	(971,214)	(776,524)
Employee share-based compensation costs	586,932	19,370	31,741
Adjusted EBITDA (Loss)	(1,000,896)	(951,844)	(744,783)

with the following table:

Reconciliation of Adjusted EBITDA (Loss)	Fiscal Year ended March 31,
(Amount in thousands)	2017	2016	2015
Loss for the year as per IFRS	(5,936,963)	(1,243,302)	(947,767)
Employee share-based compensation costs	586,932	19,370	31,741
Depreciation and amortization	275,587	233,703	208,939
Share of loss of joint venture	9,441	11,802	11,005
Finance income	(139,158)	(95,072)	(93,474)
Finance costs	149,863	111,973	87,578
Change in fair value of warrants	(230,111)	3,167	(85)
Exceptional items	4,242,526	––	––
Income tax expense/(credit)	40,987	6,515	(42,720)
Adjusted EBITDA (Loss)	(1,000,896)	(951,844)	(744,783)

The Company proposes to file this correction on a Form 6-K and incorporate it by reference into the 20-F.

*        *        *

If you should have any questions concerning the enclosed matter, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

cc:	Dhruv Shringi, Yatra Online, Inc.
Alok Vaish, Yatra Online, Inc.
Jocelyn Arel, Goodwin Procter LLP